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SECURITIES AND EXCHANGE COMMISSION 05041629

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SEC FILE NUMBER
8-26155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED WASH. DC 209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2004** (MM/DD/YY) AND ENDING **03/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Reynolds Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, The Atrium – 31st Floor
(No. and Street)

New York (City) **NY** (State) **10006** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Remus, CPA **609-540-1751**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Remus, Michael T.
(Name – *if individual, state last, first, middle name*)

2642 Whitehorse Hamilton Square Road Hamilton Square NJ 08690
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 20 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon Burhance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Reynolds Securities, Ltd., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title



Notary Public


KRISTINA M. MORRISON
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01MO6023899
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES APRIL 26, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas P. Reynolds Securities, Ltd.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2005

THOMAS P. REYNOLDS SECURITIES, LTD.

FINANCIAL HIGHLIGHTS
MARCH 31, 2005

	2005
NET INCOME	$57,077
NET WORTH	571,400
CASH AND CASH EQUIVALENTS	152,934
CURRENT RATIO	20.0 : 1.0

MICHAEL T. REMUS

Certified Public Accountant

2642 Whitehorse-Hamilton Square Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-588-8770

Independent Auditor's Report

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the accompanying statement of financial condition of Thomas P. Reynolds Securities, Ltd. as of March 31, 2005, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Reynolds Securities, Ltd. as of March 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



May 23, 2005
Hamilton Square, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
March 31, 2005

ASSETS

Current Assets	
Cash and cash equivalents	$152,934
Commissions and fees receivable	344,018
Other receivable	23,682
Marketable securities	2,821
Total Current Assets	523,455
Office and Transportation Equipment	
Transportation equipment	166,152
Office furniture and equipment	65,075
	231,227
Accumulated depreciation	(172,490)
	58,737
Other Assets	
Security deposits	15,369
Total Assets	$597,561

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$26,161
Total Current Liabilities	26,161
Total Liabilities	26,161
Stockholders' Equity	
Common stock, no par, 200 shares, authorized and issued	1,000
Additional Paid-In Capital	76,601
Retained earnings	493,799
	571,400
Total Liabilities and Stockholders' Equity	$597,561

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended March 31, 2005

REVENUES	
Commission income, net of rebates	$504,843
Professional fees	1,189,251
Interest income	1,395
	1,695,489
OPERATING EXPENSES	
Salaries and Wages	1,023,775
Payroll taxes and benefits	102,034
Rent and utilities	135,224
Travel and entertainment	34,843
Office expense	61,189
Vehicle expense	14,627
Professional fees	26,583
Telephone	11,864
Pension	5,116
Insurance	22,775
Dues and fees	4,954
Sales and promotion	106,499
Outside services	53,648
Fees and licenses	8,546
Repairs	3,042
School and training	1,591
Depreciation expense	33,252
Commissions	24,127
	1,673,689
Income From Operations	21,800
Other Income	
World Trade Center Grant	17,500
Benefit of Income Taxes	17,777
Net Income	57,077
Retained Earnings - April 1, 2004	436,722
Retained Earnings - March 31, 2005	$493,799

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Year Ended March 31, 2005

Subordinated Liabilities at April 1, 2004	$ -
Increases	-
Decreases	-
Subordinated Liabilities at March 31, 2005	$ -

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2005

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 1, 2004	200	$1,000	$100,000	$436,722	$537,722
Current year return of capital			(23,399)		(23,399)
Net Income	-	-	-	57,077	57,077
Balance at March 31, 2005	200	$1,000	$76,601	$493,799	$571,400

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$57,077
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	33,252
(Increase) Decrease in:	
Receivables	41,064
Increase (Decrease) in:	
Accounts payable and accrued expenses	(109,479)
Corporate income tax payable	(23,900)
Net cash used by operating activities	(1,986)
Cash Flows From Investing Activities	
Purchase of Securities	(2,821)
Net cash used in investing activities	(2,821)
Cash Flows From Financing Activities	
Return of Additional Paid-In Capital	(23,399)
Net cash used in financing activities	(23,399)
Net decrease in cash	(28,206)
Cash and cash equivalents at Beginning of Year	181,140
Cash and cash equivalents at End of Year	$152,934

Supplemental Disclosures

Cash paid for income taxes	$ -
Cash paid for interest	-

The accompanying notes are an integral part of the financial statements.

NOTE 1. NATURE OF BUSINESS

Thomas P. Reynolds Securities Ltd., was organized in October 1980 under the laws of the State of New York. The Company engages in the business of trading securities for major investment firms, provides investment consulting services to union and multi-employer benefit plans and is a member of the National Association of Securities Dealers Inc. (NASD).

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the fifth business day following the transaction date. All other accounts of the Company are maintained on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2005.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Accounts receivable are not collateralized.

Revenue Recognition

The Company recognizes revenue from commission income when earned, that is when the trade has been completed and recognizes revenue from professional fees when billed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. The adoption of this statement effective April 1, 1998 had no impact on the companies results of operations or financial position since the statement requires only additional financial information disclosure. As of the date of these financial statements the company had no components of comprehensive income.

NOTE 3. RETIREMENT PLAN

The Company has a money purchase plan which covers substantially all employees. Contributions and costs are determined as a fixed percentage of each covered employee's salary up to the maximum permitted by law and totaled $5,116..

Note 4. LEASES

The Company conducts its operations from facilities that are leased under a five year and three month non-cancelable operating lease dated December 11, 2002 and expiring on April 30, 2008.There is no option to renew the lease beyond this term. The Company also leases additional space in a building owned by its principal stockholder under a three year lease dated October 1, 2003 and expiring on September 30, 2006. There is no option to renew this lease beyond the expiration date. The following is a schedule of future minimum rental payments required under the above operating leases as of March 31, 2005. Year ending March 31, 2006; $137,392. - 2007; $108,940. - 2008; $73,8086 - 2009; $6,710..

Rental expense for the year ended March 31, 2005 was $133,636..

NOTE 5. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. Cash exceeding federally insured limits at financial institutions totaled $24,303. at March 31, 2005. The Company earns a significant amount of its revenue from billings for professional fees to various union pension and welfare funds. Credit risk with respect to accounts receivable is generally diversified due to the fact that no one union or fund represents more than 10 per cent of outstanding accounts receivable at March 31, 2005.

NOTE 6. INCOME TAXES

The components of income tax expense for the year ended March 31, 2005 are as follows:

Current - Federal	$ (21,000.)
State	3,223.
Deferred - Federal	- 0 -
State	- 0 -

Note 7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2005, the Company had net capital of $213,762., which was $208,762. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .1224 to 1.

Note 8. Asset Purchase Agreement:

Pursuant to a Contract of Sale dated December 10, 2004 between Thomas P. Reynolds, the majority shareholder of Thomas P. Reynolds Securities, Ltd.(the Company) and Shannon Burhance a minority shareholder of the Company and Kennon A. Brennen an unrelated party, Thomas P. Reynolds sold his entire interest in the Company to Shannon Burhance and Kennon A. Brennen transferring all assets and control of Thomas P. Reynolds Securities, Ltd. to the above mentioned parties effective April 1, 2005, provided however that a new entity Reynolds Consulting Services, LLC be established to carry on the consulting services to union and multi-employer benefit plans independent of Thomas P. Reynolds Securities, Ltd.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2005

MICHAEL T. REMUS

Certified Public Accountant

2642 Whitehorse-Hamilton Square Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-588-8770

Independent Auditors Report on Internal Accounting Control

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the financial statements of Thomas P. Reynolds Securities, Ltd. As of March 31, 2005 and have issued my report thereon dated May 23, 2005. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended March 31, 2005, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.



May 23, 2005
Hamilton Square, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of March 31, 2005

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities, Ltd. clears on a fully disclosed basis, and possession and control is handled through Bear Stearns Securities Corp., Broadcourt Capital Corp..

THOMAS P. REYNOLDS SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended March 31, 2005

NET CAPITAL	
Additional Paid-In Capital	$76,601
Common stock	1,000
Retained earnings	493,799
Total Credits	571,400
Debits	
Receivables to non-customers	282,380
Equipment less accumulated depreciation	58,737
Security deposits	15,369
Haircuts	1,152
Total Debits	357,638
NET CAPITAL	$213,762
CAPITAL REQUIREMENTS	
6 2/3 % of aggregate indebtedness	$1,745
Minimum capital requirement	5,000
Net capital in excess of requirements	$208,762
Ratio of Aggregate Indebtedness to Net Capital	12.24 to 1

THOMAS P. REYNOLDS SECURITIES, LTD.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended March 31, 2005

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$26,161
Accrued rebates	-
Corporate income tax apyable	-
Total Aggregate Indebtedness	$26,161

THOMAS P. REYNOLDS SECURITIES, LTD.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

FISCAL YEAR ENDED MARCH 31, 2005

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Thomas P. Reynolds Securities, Ltd., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS

Certified Public Accountant

2642 Whitehorse-Hamilton Square Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-588-8770

THOMAS P. REYNOLDS SECURITIES, LTD.

REQUIREMENTS PURSUANT TO RULE 17a-5(e)4
Fiscal Year Ended March 31, 2005

In accordance with Rule 17a-5(e)4, of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Thomas P. Reynolds Securities, Ltd. for the year ended March 31, 2005. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2004 to March 31, 2005, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Thomas P. Reynolds Securities, Ltd. Taken as a whole.



Hamilton Square, New Jersey
May 23, 2005